Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating EPS

•	Revenues excluding impact of NBCU

•	GE Capital ending net investment (ENI), excluding cash and equivalents

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended June 30
(In millions; except earnings per share)	2011	2010	V%

Earnings from continuing operations attributable to GE	$3,547	$3,210	10%
Less: Non-operating pension costs/(income), net of tax	181	(57)
Operating earnings	$3,728	$3,153	18%

Earnings per share – diluted
Continuing earnings per share	$0.33	$0.29	14%
Less: Non-operating pension costs/(income), net of tax	0.01	–
Operating earnings per share	$0.34	$0.29	17%

	Six months ended June 30
(In millions; except earnings per share)	2011	2010	V%

Earnings from continuing operations attributable to GE	$6,924	$5,508	26%
Less: Non-operating pension costs/(income), net of tax	344	(108)
Operating earnings	$7,268	$5,400	35%

Earnings per share – diluted
Continuing earnings per share	$0.64	$0.50	28%
Less: Non-operating pension costs/(income), net of tax	0.03	(0.01)
Operating earnings per share	$0.67	$0.49	37%

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

Revenues excluding impact of NBCU
	Three months ended June 30
(Dollars in millions)	2011	2010	V%

Revenues as reported	$35,625	$36,928	(4)%
Less NBCU-related revenues	280	3,750
Revenues excluding impact of NBCU	$35,345	$33,178	7%

During the first quarter of 2011, we transferred the assets of the NBCU business and Comcast Corporation transferred certain of its assets to a newly formed entity, in which we now hold a 49% interest. Consolidated revenues include revenues from NBCU operations prior to this transfer as well as the transaction related gain. We have provided the percentage of revenue growth excluding the impact of NBCU, as the volatility related to NBCU revenues can obscure underlying trends. We believe that this measure, considered along with the corresponding GAAP measure of consolidated revenues, provides management and investors with additional information that is useful in assessing period-to-period performance trends.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents
	June 30,	December 31,
(In billions)	2011	2010

GECC total assets	$577.1	$581.1
Less assets of discontinued operations	6.4	12.4
Less non-interest bearing liabilities	36.1	38.7
GE Capital ENI	534.6	530.0
Less cash and equivalents	77.3	59.5
GE Capital ENI, excluding cash and equivalents	$457.3	$470.5

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.